UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Videocon d2h Limited (the “Company”) is filing this Amendment on Form 6-K/A (the “Amendment”) to its Report on Form 6-K, dated May 18, 2017 (the “Report”) solely to provide a corrected version of the news release which was furnished in the Report. This Amendment contains modifications to the information provided in the Report with respect to where and when the Company’s fiscal 2017 results will be made available.

Videocon d2h to Report FY2017 Results on May 29, 2017

Mumbai, May 19, 2017– Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its annual results for the year ended March 31, 2017 on Monday, May 29, 2017. The Company’s fiscal 2017 results press release and an updated corporate presentation will be available on the company’s website – ir.videocond2h.com – on May 29, 2017. Videocon d2h will file its results with the SEC on form 6-K, which will be available at www.sec.gov on May 30, 2017 before US markets open.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls on Tuesday, May 30, 2017 to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head, Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	Tuesday, May 30, 2017	Tuesday, May 30, 2017

Time	11:00 AM India time	06:30 PM India time
	01:30 PM HK time	09:00 PM HK time
	06:30 AM UK time	02:00 PM UK time
	01.30 AM NYC time	09:00 AM NYC time

Dial in details
India	+91 22 3960 0752/ 1 800 120 1221	+91 22 3960 0752/ 1 800 120 1221
Hong Kong	800 964 448 / +852 3018 6877	800 964 448 / +852 3018 6877
Singapore	800 101 2045 / +65 3157 5746	800 101 2045 / +65 3157 5746
USA	1866 746 2133 / +1 323 386 8721	1866 746 2133 / +1 323 386 8721
UK	0808 101 1573 / +44 20347 85524	0808 101 1573 / +44 20347 85524
Pin code	Not required	Not required

Playback details
India	+91 22 3065 2322	+91 22 3065 2322
USA	1 855 4360 715 / 1 863 9490 105	1 855 4360 715 / 1 863 9490 105
Playback ID	76076	03597

Note to Editors: About Videocon d2h

Videocon d2h is India’s fast growing DTH service provider, which offers over 650 channels & services, which includes 62 Asli “HD” channels & services. Videocon d2h recently launched the HD Smart Connect Set Top Box (Connected Set Top Box), which converts an existing normal TV into a Smart TV. The Connected Set Top Box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc. through applications residing on the Set Top Box. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema & Active Music. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratios. Videocon d2h has over 300 own service centres spread across 7,500 top towns in India.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

Head, Investor Relations

nupur.agarwal@d2h.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 19, 2017

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman